Filed by: LVB Acquisition, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: LVB Acquisition, Inc. Commission File No.: 333-198380

An Update from the IMO – Peggy Taylor and Derek Davis

Zimmer and Biomet colleagues:

It has been nearly six months since we announced the planned combination of Zimmer and Biomet. Since then, many individuals from both companies have been “on boarded” and are involved in integration planning. Their feedback has been a tremendous asset as we continue to prepare for life as one company. In particular, teams are successfully interacting with each other to resolve open issues and make sure that each team provides the support that other teams need.

The “submission process” is a key component of our integration planning. It includes the collection of data from the integration planning teams and their proposals about how we will operate as one combined organization. Over the first two submissions, the focus has been on the future organizational structure, identifying synergies, and initial thoughts on the overall operating model. For the next submission, we are asking teams to provide increasing levels of detail on potential operating models.

This is a fluid process and, as we move closer to Day 1, the Integration Steering Committee (ISC) will provide additional guidance to the integration planning teams and more precise feedback on their submissions.

Throughout this process, we are constantly reminded of the great cultures that are coming together. Combining our cultures is an integral part of helping us achieve our ultimate goal. As we move through our integration planning, please keep in mind:

Our Culture is a Strategic Priority

Witnessing the steady progress of the integration planning process, we are more convinced than ever that our shared culture will help drive future growth and create opportunities for employees and Team Members.

We are Creating a New Company

Our integration planning teams have found that they have much in common, from customer and patient focus to collaboration to innovation. We are confident we have the best people, products and practices in our field and we will combine them to build our new organization.

HR is Preparing for Coming Together

A key component of the integration plan is to enable our HR leaders to create a structure that provides employees and Team Members the tools they need on Day 1 as a combined company. By using best practices from each organization, we are confident the combined company will reflect the strengths of both Zimmer and Biomet. You will hear more about this from our HR integration planning team leaders in this newsletter.

Keeping You Informed is Important

We know you have many questions on vital matters like jobs, reporting lines and benefits. We understand that it is difficult waiting for these answers, and we’ll communicate what we can, when we can. Many decisions may not be made until after the transaction closes.

For those who have been involved in the integration planning process, we cannot thank you enough for the tremendous efforts you have put forth. By building a world-class culture, we have the ability to offer healthcare providers and their patients a broader range of personalized solutions, superior technology and new innovations that enhance clinical outcomes and improve quality of life. We know that together we will be more innovative and more successful than we would be alone. We’re excited for this future, and we hope you are too.

Sincerely,

Derek Davis

IMO Integration Lead (Zimmer)

VP Finance, Corporate Controller

and Chief Accounting Officer

Peggy Taylor

IMO Integration Lead (Biomet)

SVP, Human Resources

SPOTLIGHT ON: INTEGRATION STEERING COMMITTEE

As we announced in June, the Integration Steering Committee (ISC) is the key governing body of the integration planning process. The ISC has overall responsibility for ensuring a smooth and seamless integration planning effort that will maximize the opportunities and address the challenges presented by this merger once closed.

Members of the ISC include executives from each company:

David Dvorak, Zimmer President and CEO

Jeff Binder, Biomet President and CEO

Bill Fisher, Zimmer Senior Vice President of Human Resources

Peggy Taylor, Biomet Senior Vice President of Human Resources

Jim Crines, Zimmer Executive Vice President and Chief Financial Officer

Dan Florin, Biomet Senior Vice President and Chief Financial Officer

Chad Phipps, Zimmer Senior Vice President, General Counsel and Secretary

Dan Williamson, Biomet Senior Vice President and President of Global Reconstructive Joints

Derek Davis, Zimmer Vice President of Finance, Corporate Controller and Chief Accounting Officer

The ISC meets every week to review progress of the teams on integration planning. The ISC has also:

•	Set priorities and strategic direction for the new company.

•	Established the overall process for planning the integration.

•	Established goals and identified opportunities that will create value and bring together the best of both companies.

•	Worked closely with the Integration Management Office (IMO) to evaluate the progress of integration planning and resolve any emerging issues that require ISC attention.

•	Monitored integration planning teams’ weekly updates and monthly submissions.

•	Conducted detailed reviews (“deep dives”) of integration planning teams’ plans to ensure that they are in line with the priorities established for the new company.

Throughout the planning process, the ISC both depends upon and guides the work of the integration teams. The ISC relies upon the teams to provide their best thinking that will achieve the goals of the combined company. The ISC challenges assumptions and provides ongoing direction that helps inform the work of the teams. Most importantly, the ISC is able to evaluate all teams’ plans holistically to ensure that the plans will deliver the vision for the combined company. With 28 integration planning teams, the ISC receives, and must judiciously use, a tremendous amount of information to guide the integration.

Biomet Team Members and Zimmer employees have good reason to be proud of their respective companies. Together we will be even stronger, with greater ability to give back to our communities and serve our customers.
Financial Strength & Customer Commitment:

•  Combining Biomet’s and Zimmer’s revenues as reported by each company for its last fiscal year would result in total revenues on par with the company that ranked #342 in the 2014 Fortune 500 ranking of the largest U.S. companies.

• The two companies currently have approximately 6,450 sales people worldwide, combined.
• Millions of patients around the world benefit from Zimmer and Biomet products each year.

MEET THE TEAM: 5 QUESTIONS FOR KIM MARTIN, ZIMMER VICE PRESIDENT, HUMAN RESOURCES AND BOB ABEL, BIOMET DIRECTOR, HUMAN RESOURCES

In this issue of Coming Together, we get to better know our HR leaders at Zimmer and Biomet, who are committed to creating a culture that facilitates trust, innovation, customer service and excellence.

Kim Martin serves as Zimmer’s Talent Management and Cultural Integration Lead. She is also Zimmer’s Vice President, Human Resources:

What makes a great company culture?

A company culture reflects the values and vision of an organization. A great company culture is one that reinforces and lives those values and vision in its people practices, customer orientation, and environment. A great culture guides and informs behaviors and decision making; it provides perspective when the path forward may not always be clear.

What originally attracted you to Zimmer?

The industry attracted me to Zimmer. The opportunity to work for a company whose Purpose, Mission and Values made a difference in people’s lives. I am an active person who hopes to remain active for many years. The innovation, technology, and broad spectrum of early intervention solutions to full joint replacement options from companies like Zimmer and Biomet will likely allow me to continue my active lifestyle well beyond what would have otherwise been possible.

What is an aspect about Zimmer’s culture that you would like to see in the combined company?

Zimmer and Biomet each have aspects that contribute to the success of each organization. During the time I have been working on the integration planning, it has become clear that a passion for customers and delivering results are positive and powerful attributes that I hope continue in the combined company.

What have you found most challenging about planning for the integration of the two companies’ cultures? What have you found most exciting?

The scale of the integration has been the most significant challenge. There are so many processes, interdependencies and decisions that need to be coordinated to ensure we are achieving the fullest potential of the combined companies. The most exciting part of the planning process so far has truly been the people. The opportunity to work with, get to know and exchange ideas across the teams has been energizing and rewarding.

What do you do when you’re not working hard on the integration?

My family is my number one focus when I am not at work. We spend most weekends traveling to watch our 16-year-old daughter play soccer. When I am not being a soccer mom, my husband and I train and participate in triathlons.

Bob Abel serves as Biomet’s Change Management and Cultural Integration Lead. He is also Biomet’s Director, Human Resources:

What makes a great company culture?

In many ways, culture is what culture does! It is a rich mix of behaviors, values and traditions that contribute to the success of the organization. A great culture is one that begins with clarity of company purpose. At Biomet, the statement that captures that sense of greater purpose is ‘One Surgeon. One Patient.’ Though we may touch millions of lives, we remember that what we all do contributes to each of those millions, one person at a time. So, a truly great culture aligns and engages the passions and talents of its Team Members to make the vision real.

What originally attracted you to Biomet?

My first draw to Biomet was simply the industry. Having had some experience in orthopaedics, I welcomed the opportunity to get a second bite of the apple. We do good things for people all over the world. The level of satisfaction that it offers is like that of few other industries. Also, knowing a number of people at Biomet, I knew something of the culture: fast paced, innovative, action oriented and the well-known ‘can do’ philosophy of getting things done. I haven’t been disappointed. Quite the contrary. My experience at Biomet has far exceeded very high expectations.

What is an aspect about Biomet’s culture that you would like to see in the combined company?

The core element of culture that can be shared, and that can really bring the cultures together is to establish a bedrock of trust. Trust opens up the work environment to Team Members who are comfortable taking risks with each other. This will contribute to collaboration, innovation, and experimentation because there is no lingering fear of making mistakes. This not only allows, but expects, that all Team Members will have a voice and opportunity, if not an obligation, to offer a point of view to continuously improve performance.

What have you found most challenging about planning for the integration of the two companies’ cultures? What have you found most exciting?

The challenge lies in the nature of organizational culture itself. That is, culture is the success formula for an organization. The culture defines how we get things done. And now we have two organizations coming together that celebrate very different, but highly successful cultures. The trick is how to find complementary elements of both cultures that advance the best of both in the new organization. So, though it may be a challenge, we have every confidence we will find a way to bring it all together.

Most exciting, in addition to the challenge noted above, is that we all have an opportunity to do something that is truly remarkable in bringing Biomet and Zimmer together.

What do you do when you’re not working hard on the integration?

I continue to support the business partners that I am assigned to with the help of my HR colleagues. We have a great HR team who back each other as demands evolve. I also still get in a little golf and teach an HR class at Indiana University-Purdue University-Ft. Wayne. It’s all good!

SPOTLIGHT ON: IT

IT touches just about every aspect of Zimmer and Biomet, so it should come as no surprise that this group has been working tirelessly to ensure that we are connected on Day 1 with zero disruption. That means that key IT services such as email, seeing one another’s calendars and contacting the IT help desk, are integrated seamlessly.

To carry out its objective, the IT integration team created 25 sub-teams, each of which acts as a liaison to a particular business unit or business function within Zimmer and Biomet. These sub-teams were then tasked with evaluating the specific applications and programs that the combined company will use.

“Best of Both” Approach

To make the decision of which application or program to use going forward, IT implemented a “best of both” approach. The belief is that by taking the most effective groups of applications from each company’s IT portfolio, the combined company will be even stronger than we are apart. Importantly, whichever application is selected, those unfamiliar with the new platform will receive the necessary training from the appropriate business teams to ensure a successful integration go-live.

It is a Multi-Year Journey

Please remember that the IT integration process is a journey. Integrating the IT infrastructure of two large, multi-billion dollar global companies will take several years.

Day 1 Expectations

What are some things that you should expect from IT on Day 1? We will have a new joint landing page for our Internet (customer, patient and investor-facing) and Intranet (employee/Team Member and sales force-facing) sites. When appropriate, links will direct visitors back to both the Zimmer and Biomet pages so that business can continue as usual while the new functionality is being configured and the websites are being integrated fully.

Regarding email, all employees and Team Members will receive new email addresses, while existing “@zimmer.com” and “@biomet.com” addresses will stay functional for a period of time. This will ensure you receive all messages sent to you without interruption. In addition, other key business requirements identified for Day 1 will also be supported such as cross selling, and key finance and HR capabilities.

A key focus will be on collaborating with finance, manufacturing, sales, and distribution to ensure that orders can be filled, and payment received, in a timely fashion. It is crucial that the integration be seamless to our customers on Day 1.

Following are some IT terms you may hear throughout the integration process:

•	IT Integration Steering Committee – a group of senior leaders from different business segments and geographies within Zimmer and Biomet tasked with assisting IT in integration planning. This group provides the guidance IT needs to best plan for the integration.

•	IT Integration Office – the team that plans and executes the actual integration of all IT systems.

•	Application Clustering – the process of grouping Zimmer and Biomet applications of like capabilities, with the intent of selecting the best fit.

REGULATORY UPDATE

Moving to the Finish Line – Regulatory Review – European Commission Second Phase

As global companies, our planned merger is subject to the review and approval of a number of government agencies around the world. We’ve made substantial progress on this front. Numerous Zimmer employees and Biomet Team Members continue to work diligently with our respective lawyers and economists to support the regulatory clearance process.

Most recently, on October 3, the European Commission (EC) announced that it has moved into the second phase of its review of the proposed merger. The companies will continue to work closely with the EC as it completes its analysis in Europe. The EC has until March 11, 2015 to make a final decision, though this timeline could be extended. The transaction also remains subject to approval from the regulatory bodies in the United States and Japan, as well as other customary closing conditions. We continue to anticipate closing the merger in the first quarter of 2015.

We will provide updates on our merger progress in regular issues of Coming Together. This is all part of the normal process for completing a transaction.

STAY IN THE KNOW

We’ll continue sending you updates to keep you informed.

In the meantime, if you have questions for the IMO or integration planning teams, we’ll do our best to answer them. Please submit your questions to one of the following:

Zimmer Employees comingtogether@zimmer.com Biomet Team Members teammemberquestions@biomet.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s and LVB’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s, LVB’s and Biomet’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com, www.biomet.com or on request from Zimmer or Biomet, as applicable. Zimmer, Biomet and LVB disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in the companies’ respective periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This newsletter will provide you with regular updates on the integration planning process, including updates from the integration planning teams and answers to your questions. It is our goal to provide you with timely and transparent information regarding our progress. The Coming Together newsletter is your ‘go-to’ resource for information related to integration planning.